Exhibit 99.1

Silence Therapeutics Provides mRNAi GOLD™ Platform and Pipeline Updates at 2021 R&D Day

-	Announces plans to initiate a Phase 1 study in polycythaemia vera (PV) with SLN124, the third indication being assessed using endogenous hepcidin modulation
-	SLN360 single-ascending dose study on-track for topline data in Q1’22 – independent review committee recommends extending follow-up period to assess potential longer duration of action
-	Advancing mRNAi GOLD™ platform programs – poised to deliver 2-3 INDs per year from 2023

21 October 2021, LONDON and NEW YORK -- Silence Therapeutics plc (AIM:SLN and Nasdaq: SLN), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, announces it is hosting its R&D Day in New York City today.

During the event, Silence plans to showcase its proprietary mRNAi GOLD™ platform and current clinical programs, including SLN360 for cardiovascular disease due to high lipoprotein(a), or Lp(a), and SLN124 for thalassemia and myelodysplastic syndrome (MDS) as well as a newly added program in polycythemia vera (PV). Silence will also provide an update on its growing discovery pipeline and plans to deliver 2-3 INDs per year from 2023.

Mark Rothera, President and Chief Executive Officer of Silence Therapeutics, said: “The vision at Silence has always been to build an exquisite platform that would enable the development of longer-lasting precision medicines to transform patients’ lives. We are pleased to report strong progress across both our proprietary and partnered pipelines, including plans to further expand the SLN124 program into a third indication, PV, where endogenous hepcidin modulation can potentially improve outcomes for 3.5 million people worldwide who currently have very limited treatment options. Through our hybrid business model, we are committed to maximizing the substantial opportunity for our mRNAi GOLD™ platform and remain well positioned to deliver 2-3 INDs per year from 2023.”

Giles Campion, MD, EVP, Head of R&D and Chief Medical Officer of Silence Therapeutics, said: “We are very encouraged by the outcomes from our recent safety review committee meeting for SLN360. Based on their recommendations, we have now defined our dose range and are ready to start the multiple-ascending dose study. We are also extending the follow-up period in the single-ascending dose study to fully characterize SLN360’s duration of action, which may be even longer than we initially anticipated. We look forward to further evaluating SLN360 in the clinic and remain on-track to report topline data in the single-ascending dose study in the first quarter of 2022.”

mRNAi GOLD™ Proprietary Program Updates

SLN124 Program

New highlighted updates include:

•	Plans to pursue new PV indication and start a phase 1 trial in the second half of 2022.
•	FDA acceptance of the US IND in myelodysplastic syndrome (MDS).

•	Enrollment continues in the two single-ascending dose studies for thalassemia and MDS. Silence anticipates topline data from both studies in the third quarter of 2022.
•	Positive results from the healthy volunteer study reported in May 2021 accepted for poster presentation at the American Society of Hematology (ASH) Annual Meeting being held December 11-14, 2021.

SLN360 Program

New highlighted updates include:

•	On-track to report top-line data in the single-ascending dose study in the first quarter of 2022.
•	Key outcomes from the independent safety review committee meeting:
o

Recommendation to extend follow-up period in the single-ascending dose study from 150 days to 365 days to fully assess the duration of action, which may be longer than initially anticipated based on preclinical modelling.

o	The therapeutic dose range has been established based on Cohorts 1-4 (optional Cohort 5 not needed) and study can now proceed to the multiple-ascending dose phase.
•	On-track to initiate phase 2 development in the second half of 2022, pending regulatory discussions.

Building Proprietary Pipeline

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Advancing two new undisclosed proprietary programs following the Hansoh collaboration announced last week (read full release here). Hansoh has the option to license China region rights at the end of phase 1.

mRNAi GOLD™ Partnered Program Updates

AstraZeneca Collaboration for Cardiovascular, Renal, Metabolic and Respiratory Diseases

•	Continuing work with AstraZeneca to develop siRNAs for two undisclosed targets.
•	On-track to initiate work on five targets within the first three years of the collaboration.

Mallinckrodt Collaboration for Complement-Mediated Diseases

•	Progressing IND-enabling studies for SLN501 C3-targeting program and expect to initiate a phase 1 study in the first half of 2022.
•	Developing siRNAs for two other undisclosed complement-mediated disease targets.

Hansoh Collaboration

•	In addition to the two proprietary programs outlined above, Silence will work with Hansoh on a third undisclosed program which Hansoh has the option to license worldwide at the point of IND filing.
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As part of the Hansoh agreement, Hansoh made a $16 million upfront cash payment and Silence has the potential for up to $1.3 billion in additional milestones plus royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

Targeting 2-3 INDs per year from 2023

•	Silence remains on-track to deliver 2-3 INDs per year from 2023 through both its proprietary and partnered mRNAi GOLD™ platform programs. Key highlighted updates include:
o	Expanded translational genomics efforts, contributing both to finding new, genetically validated disease-causing genes and continuously fine-tuning the siRNA design algorithm using machine learning
o	A fine-tuned drug discovery process
o	Aiming for a mixed-risk portfolio of validated and novel targets with projects at different stages of drug discovery ensuring multiple shots on goal

The Company’s R&D Day will be held today, October 21, 2021 from 9:00 am to 11:30 am ET at the Convene, 530 Fifth Avenue, in New York City and will include a live video stream.

Webcast Link: https://silence-therapeutics-rd-day.convene.com

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European PR

Consilium Strategic Communications

Mary-Jane Elliott/Chris Welsh/Angela Gray

silencetherapeutics@consilium-comms.com

US Media Relations

MKC Strategies, LLC

Mary Conway

MConway@MKCStrategies.com

Tel: +44 (0) 20 3709 5700 Tel: +1 (516) 606-6545

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron-loading anemia conditions. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects and the anticipated timing of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its amended Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2021. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.